UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

PRESS RELEASE

COSAN LIMITED (NYSE: CZZ) (“Cosan” or “Company”) hereby informs the market in general that Raízen Combustíveis S.A. (“Raízen Combustíveis”), indirectly controlled by the Company, and its subsidiary Raízen Conveniências S.A. (“Raízen Conveniências”), both part of the Raízen Group of companies, entered, on this date, into a Share Purchase and Investment Agreement with Femsa Comércio, S.A. de C.V. and companies pertaining to its economic group (together, “Femsa Comércio”), which establish the terms and conditions for the acquisition of interest in Raízen Conveniências by Femsa Comércio, as well as the formation of a joint venture in Brazil (“Transaction”).

Transaction Summary

Upon the closing of the Transaction, Femsa Comercio will hold 50% of the capital stock of Raízen Conveniências, through the subscription of new shares and also the direct purchase of existing shares of the company’s capital stock currently held by Raízen Combustíveis. For the Transaction, an Enterprise Value of R$1,122 million was considered, based on the acquisition of interest in a company free of any debt or cash.

Following the implementation of the Transaction, Raízen Combustíveis and Femsa Comercio will be shareholders of Raízen Conveniências in the proportion of 50/50 of the share capital. The joint venture will have its own professional and corporate governance structure.

The closing of the Transaction will be subject to approval by the Administrative Council for Economic Defense (CADE) and the implementation of certain usual precedent conditions.

Transaction Purpose

The purpose of this Transaction is the expansion of the convenience franchise store business in service stations under the “Shell Select” brand and the development of the proximity store business outside service stations under the “OXXO” brand.

This partnership with Femsa Comercio represents an important step towards expanding the convenience and proximity market in Brazil, ensuring even more efficiency in Raízen Group’s investments and in its operations, as well as offering a better value proposition to our franchisees.

About FEMSA

Femsa Group has proven track record of profitable growth in Latin America. It participates in the retail industry through Femsa Comercio, comprising a Proximity

Division operating under OXXO, with more than 18,000 stores in Mexico, Chile, Colombia and Peru, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. Through its business units, Femsa Group has more than 297,000 employees in 13 countries.

São Paulo, August 06, 2019

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer